Exhibit 21.1

LIST OF SUBSIDIARIES OF SURF AIR MOBILITY INC.
Name	Jurisdiction of Incorporation or Organization
Surf Air Global Limited	British Virgin Islands
Surf Air US Holdings, Inc.	Delaware
Surf Air Sub 1, Inc.	Delaware
Surf On Demand Inc.	Delaware
Payments OS Inc.	Delaware
Surf Air Technologies Inc.	Delaware
Southern Airways Corporation	Delaware
Southern Airways Express, LLC	Delaware
Southern Airways Pacific LLC	Delaware
Southern Airways Autos, LLC	Delaware